FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 16, 2003

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Press Release dated December 16, 2003 - Pan American Silver Appoints Robert G. Doyle as Chief Financial Officer

NEWS RELEASE

December 16, 2003

PAN AMERICAN SILVER APPOINTS ROBERT G. DOYLE AS CHIEF FINANCIAL OFFICER

Vancouver, Canada - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) announces that Robert G. Doyle has been appointed Chief Financial Officer of the Company, effective January 1, 2004.  He replaces Mr. Tony Hawkshaw who has resigned to pursue other business opportunities. Mr. Doyle is a Chartered Accountant and Chartered Financial Analyst. After working with one of the world’s largest accounting firms, Mr. Doyle spent the last eight years at Standard Bank, most recently as Senior Vice President – Mining Finance and Metals Marketing in New York.  Mr. Doyle brings to Pan American particular expertise in cash and foreign currency management, corporate and project debt financing, and precious and base metal trading and sales.

Commenting on Mr. Doyle’s appointment, Mr. Ross Beaty, Chairman and CEO said, “We are extremely pleased that Robert will be joining the Pan American team.  His financial acumen and industry knowledge will be a great complement to our senior operating group as we continue our rapid growth as one of the world’s premier silver mining companies. I extend my thanks to Tony for his contribution to the company during its initial years of growth and my best wishes for his future.”

Pan American Silver Corp. operates three underground silver mines and one surface silver operation, and is actively working on feasibility evaluations of four new growth projects. Its silver production has nearly tripled in the last three years to approximately 9 million ounces in 2003, and is expected to grow to over 20 million ounces annually in 2006.

-end-

For Further Information Contact:

Brenda Radies, VP Corporate Relations (604) 684-1175

www.panamericansilver.com

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: December 16, 2003